Steven P. Whaley Senior Vice President and Controller	702 SW 8th Street Bentonville, AR 72716 Phone 479.273.4000 www.walmart.com

April 16, 2008

Mr. Michael Moran

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Wal-Mart Stores, Inc.
Form 10-K for Fiscal Year Ended January 31, 2007
Filed March 27, 2007
File No. 1-6991

Dear Mr. Moran:

This letter is in response to your letter dated March 13, 2008, addressed to Mr. H. Lee Scott, Jr., President and Chief Executive Officer of Wal-Mart Stores, Inc. For ease of reading, we have reproduced the Staff’s comments below in bold and our replies follow in a lighter font.

1.	We have read your response to our comments 1 and 2 of our letter dated February 12, 2008. We note Lee Scott is listed at the top of the distribution list of Exhibit Two. It is generally our view that financial reports provided to the CODM are used by that individual to assess operating performance. Your response does not provide any discussion as to why Mr. Scott would not use this report, or any other report provided, to assess the performance of your business or why this information is not useful to the CODM. If you continue to believe this information is not used by your CODM then please revise your response to tell us in more detail how and why Mr. Scott does not use the monthly executive financial summary provided to him.

Specific to your question about Exhibit Two, as previously stated, Mr. Scott does not use this report to assess performance of the Wal-Mart Stores segment, or of the stores of any particular format within that segment, or to allocate resources to any operating segment of our Company. More specifically, while he has been on the distribution list for this report as a matter of courtesy, he has confirmed that he has not historically reviewed and does not review this report for any purpose. In fact, because he has not used this report, he has been removed from the distribution list for the report.

Mr. Scott regularly reviews the reports in Exhibits One and Three originally provided to you supplementally to assess the performance of, and allocate resources among, the three segments, as these reports provide the primary view of the performance of the Company as a whole and the three segments individually. In addition, determining segments based on formats would be inconsistent with how the business is managed and operated. The organizational structure around the Wal-Mart segment does not consist of any format leadership and there are no compensation programs affected by formats.

2.	We note that your website identifies your Supercenters as a separate retail division. Tell us why you have identified Supercenters as a distinct retail division and why you collect and disseminate discreet financial information for this division to your CODM.

Maintenance of the corporate website does not reside with the Financial Reporting function. It is understandable that those persons who are responsible for the content of the website would not understand or fully appreciate the SFAS 131 implications, if any, of certain words used in common English. Other items listed on the webpage to which you refer make clear that the webpage was not intended to reflect our operating segments for SFAS 131 purposes. Regardless of the website’s use of the word “division” in conjunction with supercenters, the facts are as we previously described. The CODM has not and does not regularly review financial information on a format-by-format basis to assess performance or allocate resources.

With respect to the statement that we collect and disseminate discrete financial information for supercenters to our CODM, we assume you are referring to the information in Exhibit Two discussed in Question 1 above and refer you to our response to that question.

3.	We note Exhibit Nine and 12 from your response dated January 15, 2008. These exhibits include detailed financial information with respect to capital expenditures for your Supercenters and were provided to your Board of Directors. We also note Lee Scott is a member of the Board. Please tell us why you do not believe your CODM makes decisions with respect to the allocation of resources at the Supercenter level based upon financial information provided to him on a regular basis.

We do not believe that either of these two reports, provided to you supplementally as Exhibits Nine and 12, are reports that could be considered regularly reviewed by our CODM as contemplated by SFAS 131. Exhibit Nine is an ad hoc report and Exhibit 12 is provided no more than annually.

Exhibit Nine is a presentation which illustrates the changes in the capital expenditure strategy within the Wal-Mart Stores segment. That presentation focused on the Wal-Mart Stores segment’s strategy of slowing its capital expenditures over the coming years and was provided to the Board of Directors for informational purposes so that the Board of Directors could understand the overall slowdown in capital expenditures by the Wal-Mart Stores segment. It is not information regularly provided to the Board of Directors and is not information regularly reviewed by Mr. Scott, in any capacity, including as the CODM, for purposes of assessing performance and allocating resources. Additionally, Exhibit Nine demonstrates how the Wal-Mart Stores segment’s strategy impacts such segment’s overall allocation of capital. The last slide of the presentation states that the Wal-Mart Stores segment’s allocation of capital will be reduced by approximately $13.5 billion between fiscal 2008 and fiscal 2011.

Exhibit 12 is a report providing estimated returns of individual stores opened over a defined period of time. This report is provided to the Board of Directors annually for informational purposes. As stores are approved for construction or expansion on an individual store-by-store basis, this report provides a post-approval review of those projects’ performance and provides insight as to whether the decision-making process with respect to those projects is working as intended, but is not provided as a part of the capital expenditure or capital allocation approval process. The report is not part of the approval process for individual stores.

Tell us what your process is for the approval of capital expenditures. Tell us what the expenditure authorization level is for Mr. Scott and his direct reports. Provide us with examples of Mr. Scott’s involvement in the allocation of resources of your Company. If Mr. Scott is not involved in the allocation of resources of your Company please tell us who is responsible for the allocation of resources for your Company.

Operating and capital budgets (including projected capital expenditures) for our Company are developed by the individual segments with the support of other groups within our Company, such as finance and real estate. These budgets are then rolled up to the total company operating and capital budgets that are presented to Mr. Scott, in his capacity as our CODM, for his review and approval. As part of that review, Mr. Scott determines how the proposals and the allocation of resources imbedded in the proposals of each segment meet the overall goals and direction of the Company. In the budgeting process, Mr. Scott may adjust the allocation of resources among the segments, increasing or decreasing the resources allocated to the various segments. The allocation of resources among the segments and the approval of the total operating and capital budgets of each segment are the responsibility of Mr. Scott. Once the budgets have been finalized, the total company operating and capital budgets are presented to the Board of Directors for approval. However, the approval of the budgets by the Board of Directors is a part of our corporate governance and is not part of the allocation of resources among the segments.

Capital expenditures are approved by individuals within each segment and not by Mr. Scott. Authorization levels for capital expenditures (or any other transactions) by Mr. Scott and his direct reports are broad and only limited with respect to certain types of transactions, such as mergers, acquisitions, joint ventures and the issuance of debt. Even though the authorization levels are broad for Mr. Scott and his direct reports, Mr. Scott is not required to approve capital expenditures by any governance requirements within the Company, and he does not undertake these actions in his role as CODM of the Company. In this regard, the decisions regarding the specific application of a segment’s allocated capital resources to individual real estate projects, or among various store formats, is made by the appropriate segment management.

4.	In a press release dated October 23, 2006 and posted on your Company’s website, Tom Schoewe stated “Supercenters will continue to be our primary driver for expansion in the United States.” Tell us what Mr. Scott’s involvement was in the decision to emphasize the growth of the Supercenters. Tell us what Mr. Scott’s involvement was in the strategic direction implied by the statements made in the press release.

The Wal-Mart Stores segment’s growth is primarily in supercenters, and has been for many years. In recent years, investors have raised questions about the Company’s continued aggressive growth in the U.S. Because most of that growth has been in supercenters, the investment community’s primary focus has been and remains supercenter growth. As a result, it was only natural that when we decided to moderate our overall growth in the Wal-Mart Stores segment, the slowdown in this growth would result primarily in the slowdown in supercenter growth, and we spoke in those terms in reporting the change in capital expenditures in the Wal-Mart Stores segment to our shareholders and the investment community. The statement quoted reflected nothing more than the fact that supercenters account for most of the new stores in the segment on a yearly basis. Mr. Scott, as CODM, was involved in the decision to moderate the capital spending for the Company and the resulting reduction of capital spending in the Wal-Mart Stores segment.

How the reduction in the growth of the Wal-Mart Stores segment’s capital spending will be applied within the segment is, and was, the decision of the segment manager.

5.	Please tell us why you distinguish the CEO’s overall resource allocation to segments from other senior management who further allocate resources. Explain why the collective efforts of management executing the Wal-Mart stores segment’s real estate growth strategy are not included in the function of allocating resources and assessing segment performance. In your explanation please tell us how the CEO makes this critical overall allocation unaided by others and unassisted by information below the segment level. In doing so please also tell us if any managers reporting to the CODM analyze business activities within their respective segments and summarize and communicate those efforts to the CODM, or provide any assistance at all. If there is any interaction between the CODM and any other manager that assists in the overall allocation of resources, please tell us how you are able to exclude these activities from the CODM function.

As we have previously stated, Mr. Scott alone has the authority to assess the performance of, and allocate resources to, each of our three segments on a Company-wide basis. He has not delegated that authority to any other person. In connection with his discharge of those responsibilities, Mr. Scott is aided by the segment managers, as well as Mr. Scott’s other direct reports (e.g., the Chief Financial Officer). The aid provided to Mr. Scott includes each segment manager analyzing the business activities within his respective segment and discussing its performance and operations with Mr. Scott. We distinguish Mr. Scott’s resource allocation to the three segments from the segment managers’ decisions regarding the use of resources by each segment based on the fact that Mr. Scott, and Mr. Scott alone, has the authority to make, and makes, the decision of how to allocate the capital budgeted for each fiscal year among the three segments. Although they may provide Mr. Scott with information about the segments and other information and analysis, no other member of senior management makes the decision as to how capital will be allocated among the three segments in a fiscal year. That is how Mr. Scott manages the business. Each of the three segment managers is accountable for the performance of his segment and consequently his decision on how to use the resources allocated to his segment. The CODM meets regularly with each of the segment managers, and, as with any CEO and his direct reports, they discuss the performance of the segment for which such manager is responsible. However, as we have previously discussed, there is no committee or group that could be viewed as the CODM. In fact, although the CODM will interact with and discuss issues with his direct reports regarding their respective segments, the decision with respect to allocation of resources among the segments rests solely with the CEO. As a result, he alone is the enterprise’s CODM as contemplated by SFAS 131.

6.	Please tell us and disclose the “information” used by the CODM to identify your reportable segments including the basis of organization and whether operating segments have been aggregated. See paragraph 26 of SFAS 131.

The Company identifies segments in accordance with the criteria set forth in SFAS 131 and that identification is based on the operations of the Company that our CODM regularly reviews to analyze performance and allocate resources among business units of the Company.

We do not aggregate any operating segments.

In future filings, as in our most recent filing, we will revise our disclosure in our segment footnote to remove the word “information” and further explain the basis for determination of our segments.

7.	We note your response to comment 9 in our letter dated February 12, 2008. Given the disclosures and references to various product categories in the company’s filings and communications, we are not persuaded that disclosure is not required pursuant to paragraph 37 of SFAS 131. Please tell us your basis for defining product categories differently for compliance with Item 101(C)(i) of Regulation S-K and paragraph 37 of SFAS No. 131. Explain specifically why your enterprise-wide product and service offerings as mass merchant of consumer products and membership club warehouses excludes you from providing disclosure required by paragraph 37 of SFAS 131 or show us what your disclosure will look like revised.

Our disclosures as to the mix of sales by categories in Item 1 of our Annual Reports on 10-K have not been included to respond to Item 101(c)(i) of Regulation S-K, but rather merely to provide useful information to investors and others with respect to the Wal-Mart Stores and Sam’s Club segments. The Company has concluded that it is not required to disclose any information under Item 101(c)(i) specific to particular products or services. Our Company does not produce any products (as contemplated by Item 101(c)(i)). Also, as contemplated by Item 101(c)(i), our Wal-Mart Stores segment has a single service, acting as a mass merchant of consumer products and services. Our Sam’s Clubs segment has a single service, acting as a wholesale club operator. However, while we believe our disclosures in Item 1 of Form 10-K are not required, we believe this is informative disclosure that is useful to investors.

With respect to paragraph 37 of SFAS 131, we are, on an enterprise-wide basis, a mass merchant of consumer products and services. Paragraph 37 requires the disclosure of enterprise-wide revenues from external customers for each product or service or each group of similar products and services. As we believe our revenues are from a group of similar products – those being consumer products – we do not believe further breakdown of revenues from those revenues reported in our general purpose financial statements is required.

As a follow-up to our previous telephone discussion, we want to clarify why we believe the sales data reflected in Item 1 of Form 10-K, as noted above, could not be included in the notes to our consolidated financial statements as a disclosure under paragraph 37 of SFAS 131. These data points are derived from our merchandise planning system and not our general ledger system, which is used to produce our general purpose financial statements. While the total sales data in each system reconcile, we do not maintain sales data within the general ledger system at the category level of detail. This does not diminish the value of the sales data within the merchandise planning system for purposes of management information reporting, planning and/or voluntary inclusion as disclosure within Item 1 of Form 10-K. Additionally, such product category information is not available on an enterprise-wide basis.

8.	Please tell us your sales and operating profits from your Canadian, Mexican, and ASDA/UK business. Tell us why you believe that these operations are properly aggregated within the international segment.

We are providing to you supplementally in accordance with Rule 12b-4 under the Securities Exchange Act of 1934, as amended, the information requested with respect to sales and operating profits of our Canadian, Mexican, and ASDA/UK operations. We have not aggregated any separate operating segments within the International reportable segment. The International reportable segment is an operating segment. This determination under SFAS 131 is the same as that described for our Wal-Mart Stores segment which, supported by our organizational structure, is based on the operations of the segment regularly reviewed by our CODM for purposes of assessing performance and allocating resources.

If you have any questions regarding our responses or need further information, then please do not hesitate to contact me at (479) 204-8263.

Sincerely,

/s/ Steve Whaley

Steve Whaley

Senior Vice President and Controller

Wal-Mart Stores, Inc.

cc:	Audit Committee of the
Board of Directors,
Wal-Mart Stores, Inc.

H. Lee Scott, Jr.
President and Chief Executive Officer
Wal-Mart Stores, Inc.

Thomas M. Schoewe
Executive Vice President and Chief Financial Officer
Wal-Mart Stores, Inc.